Exhibit 99.1

PRESS RELEASE

New Gold Announces Bought Deal Financing for Gross Proceeds of $100 Million

(All figures are in Canadian dollars unless otherwise stated)

August 21, 2009 – VANCOUVER, BC – New Gold Inc. ("New Gold") (TSX and NYSE AMEX – NGD) today announced that it has entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy on a bought deal basis by way of a short form prospectus, 26,700,000 Common Shares (the "Common Shares") at a price of $3.75 per Common Share for gross proceeds of $100,125,000. The Company has granted the underwriters an option, for a period of 30 days following the closing of the offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The net proceeds of the offering will be used for general corporate purposes. The offering is expected to close on or about September 11, 2009 and is subject to the Company receiving all necessary regulatory approvals.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

About New Gold

New Gold is an intermediate gold mining company, headquartered in Vancouver, British Columbia, Canada with three operating assets; the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The Company is expected to produce between 330,000 and 360,000 ounces of gold in 2009-, growing to over 400,000 ounces in 2012 and have significant reserves and resources with a strong portfolio of mining, development and exploration assets in mining friendly jurisdictions. For further information on New Gold, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold’s anticipated synergies from the business combination with Western Goldfields Inc. may not be realized; there may be difficulties in integrating the operations and personnel of New Gold; significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks Factors" included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com